Exhibit 99.1

London Arbitration Tribunal Rules Contract Between

Corporacion Navios S.A. and Vale International S.A. in Full Force

MONACO, 12/22/16 — Navios Maritime Holdings Inc. (NYSE: NM) and its subsidiary, Navios South American Logistics Inc. (“Navios”), announced today that on December 21, 2016, a London arbitration tribunal ruled the 20-year contract (the “Contract”) between Corporacion Navios S.A. and Vale International S.A. (“Vale”) for the iron ore port under construction to be in full force and effect.

After receiving written notice from Vale repudiating the Contract, Navios initiated arbitration proceedings in London pursuant to the dispute resolution provisions of the Contract. On December 21, 2016 the arbitration tribunal issued its decision that the Contract remains in full force and effect. The arbitration tribunal also determined that Navios may elect to terminate the Contract if Vale were to further repudiate or renounce the Contract and then would be entitled to damages calculated by reference to guaranteed volumes and agreed tariffs for the remaining period of the Contract.

About Navios Maritime Holdings Inc.

Navios Maritime Holdings Inc. (NYSE:NM) is a global, vertically integrated seaborne shipping and logistics company focused on the transport and transshipment of dry bulk commodities including iron ore, coal and grain. For more information about Navios Holdings please visit our website: www.navios.com

About Navios South American Logistics Inc.

Navios South American Logistics Inc. is one of the largest logistics companies in the Hidrovia region of South America, focusing on the Hidrovia region river system, the main navigable river system in the region, and on cabotage trades along the eastern coast of South America. Navios Logistics serves the storage and marine transportation needs of its petroleum, agricultural and mining customers through its port terminals, river barge and coastal cabotage operations. For more information about Navios Logistics please visit its website: www.navios-logistics.com.

Forward Looking Statements—Safe Harbor

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events, including 2016 and 2017 cash flow generation, future contracted revenues, potential capital gains, our ability to take advantage of dislocation in the market, and Navios Holdings’ growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as “may,” “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. Such statements include comments regarding expected revenue and time charters. These forward-looking statements are based on the information available to, and the expectations and assumptions deemed reasonable by Navios Holdings at the time these statements were made. Although Navios Holdings believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Navios Holdings. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to uncertainty relating to global trade, including prices of seaborne commodities and continuing issues related to seaborne volume and ton miles, our continued ability to enter into long-term time charters, our ability to maximize the use of our vessels, expected demand in the dry cargo shipping sector in general and the demand for our Panamax, Capesize and UltraHandymax vessels in particular, fluctuations in charter rates for dry cargo carriers vessels, the aging of our fleet and resultant increases in operations costs, the loss of any customer or charter or vessel, the financial condition of our customers, changes in the availability and costs of funding due to conditions in the bank market, capital markets and other factors, increases in costs and expenses, including but not limited to: crew wages, insurance, provisions, port expenses, lube oil, bunkers, repairs, maintenance, and general and administrative expenses, the expected cost of, and our ability to comply with, governmental regulations and maritime self-regulatory organization standards, as well as standard regulations imposed by our charterers applicable to our business, general domestic and international political conditions, competitive factors in the market in which Navios Holdings operates; risks associated with operations outside the United States; and other factors listed from time to time in Navios Holdings’ filings with the Securities and Exchange Commission, including its Form 20-F’s and Form 6-K’s. Navios Holdings expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Navios Holdings’ expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based. Navios Holdings makes no prediction or statement about the performance of its common stock.

Contact:

Navios Maritime Holdings Inc.

+1.212.906.8643

investors@navios.com

Navios South American Logistics Inc.

+1.212.906.8646

investors@navios-logistics.com